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MAR 04 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-166008~~

8-166008

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CN Roosevelt, LLC - Horang Roosevelt LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 South Tyron Street
(No. and Street)

Charlotte (City) NC (State) 28202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent E. Hippert 443-541-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Rd SE, Ste 2-1680 (Address) Atlanta (City) GA (State) 30339 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Brent Hippert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CN Roosevelt, LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHARINE SUSAN CAROTHERS
Notary Public
Baltimore County
Maryland
My Commission Expires Oct. 02, 2019

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CN ROOSEVELT, LLC

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2018
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CN ROOSEVELT, LLC

Table of Contents

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
CN Roosevelt, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CN Roosevelt, LLC (the Company") as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying

schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2016.

March 1, 2019
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

CN ROOSEVELT, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

ASSETS:		
Cash	$	30,764
Accounts receivable		6,443
Total assets	$	37,207

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Due to related party	$	4,877
Total liabilities		4,877
Member's Equity		32,330
Total Liabilities and member's equity	$	37,207

The accompanying notes are an integral part of the financial statements

CN ROOSEVELT, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUES:		
Mutual Fund fees	$	30,536
Commissions		2,622
Total Revenue		33,158
OPERATING EXPENSES:		
Compensation		32,000
Professional fees		5,250
Regulatory fees		1,900,
Occupancy		13,200
Technology and communications		4,400
Other operating expenses		5,488
Total Expenses		62,238
NET LOSS	$	(29,080)

The accompanying notes are an integral part of the financial statements

CN ROOSEVELT, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

MEMBER'S EQUITY, December 31, 2017	$41,410
Net income (loss)	(29,080)
Contribution of expenses paid by member	20,000
MEMBER'S EQUITY, DECEMBER 31, 2018	$32,330

The accompanying notes are an integral part of the financial statements

CN ROOSEVELT, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

Operating Activities

Net Loss	$	(29,080)
Items which do not affect cash:		
Contribution of expenses paid by Member		20,000
Adjustments to reconcile Net Loss to net cash used by operations:		
Changes in:		
Accounts Receivable		585
Due to Related Party		(5,942)
Net cash used by Operating Activities		(14,437)
Net change in cash		(14,437)
Cash at beginning of period		45,201
Cash at end of period	**$**	**30,764**

The accompanying notes are an integral part of the financial statements

Note A - Summary of Significant Accounting and Reporting Policies

Nature of Operations

CN Roosevelt, LLC ("Roosevelt" or the "Company") changed its name and converted from a corporation to an LLC on October 10, 2016. The former corporation was incorporated under the laws of the State of Delaware on June 1, 1971, for the purpose of dealing and brokering in securities. Activities of the Company have been limited principally to brokering shares of mutual funds and sales of variable annuity contracts. 100% of the Company's shares were purchased by Columbus Nova MB, LLC., in May 2016, which changed its name to Bracken Capital, LLC during 2018. The Company intends to principally work with companies that have a relationship with its parent company and that are involved in M&A transactions and are raising additional equity and debt capital.

The Company promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934.

Cash

The Company maintains its cash accounts in high credit quality financial institutions. Balances at times may exceed federally insured limits.

Revenue Recognition

The Financial Accounting Standards Board (FASS) has issued
a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under GAAP (FASB Accounting Standards Codification 606). The Company adopted this standard effective January 1st, 2018.

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 which prescribes a five-step process to accomplish this core principle, including:

* Identification of the contract with the customer;
* Identification of the performance obligation(s) under the contract;
* Determination of the transaction price;
* Allocation of the transaction price to the identified performance obligation(s); and
* Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s)

Commissions from the sales of mutual funds and other securities are recognized upon the occurrence of a transaction as this satisfies the only performance obligation identified in accordance with the standard.

Mutual funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the company to distribute/sell. its shares to investors. Marketing or distribution fees are paid over time (12B-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund. Fee based revenue is recognized In accordance with these agreements.

Application of the standard in 2018, using the modified retrospective approach, has no effect on reported financial position, results of operations or related disclosures.

Accounts Receivable

Accounts receivable are stated at the amount due from mutual funds and insurance companies. The Company provides an allowance for uncollectible receivables, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. At December 31, 2018, management considers all commissions receivable as collectible, therefore an allowance for uncollectible amounts is not necessary.

Income Taxes

Effective October 2016, the Company is a limited liability company taxed as a passthrough entity for income tax reporting purposes and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements. The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements

In February 2018, the FASS issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease

terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

Subsequent Events

The Company evaluated subsequent events through the date the financial statements were issued.

Note B - Net Capital

The Company, as a registered broker dealer, is subject to Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $25,887, which was, $20,887 in excess of its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was 0.18 to 1.0.

Note C - Related Party

The Company has a service agreement in place with its Parent company, which provides office space, staff, and other services to the Company. The Company has paid or accrued $30,400 in expenses pursuant to the agreement. At December 31, 2018 the Company owes its Parent $1,300 in connection with this agreement.

The remaining amount due to related party on the Statement of Financial Condition arises from expenses such as professional / consulting fees paid by parent that will be reimbursed by the Company.

CN ROOSEVELT, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2018

		SCHEDULE I
TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	32,330
TOTAL EQUITY		32,330
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		
Accounts receivable		(6,443)
NET CAPITAL	$	25,887
AGGREGATE INDEBTEDNESS:		
TOTAL AGGREGATE INDEBTEDNESS	$	4,877
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required	$	5,000
Excess net capital		20,887
Excess net capital at 120 percent		19,887
Percentage of aggregate indebtedness to net capital		19%

There is no material difference in the above computation and the Company's net capital as reported in the Company's Part IIA (unaudited) FOCUS Report as of 12/31/2018

CN ROOSEVELT, LLC
Schedules II & III - Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3
December 31, 2018

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
CN Roosevelt, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) CN Roosevelt, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which CN Roosevelt, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) CN Roosevelt, LLC stated that CN Roosevelt, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. CN Roosevelt, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CN Roosevelt, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

March 1, 2019
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

200 South Tryon Street, Suite 1700
Charlotte, NC 28202
Tel: +1.704.285.6500

CN Roosevelt

CN Roosevelt, LLC Exemption Report

CN Roosevelt, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Brent E. Hippert, swear (or affirm) that, to my best knowledge and belief, this Exemption
Report is true and correct.

By:
Title: CFO
February 28, 2019